15027206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Kosinsky, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Second Avenue
(No. and Street)

New York (City) NY (State) 10010-4054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph KOSINSKY (212) 532-8898 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chan, William, J.
(Name – *if individual, state last, first, middle name*)

4205 8th Avenue (Address), Brooklyn (City), NY (State) 11232 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 21 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2015
U.S. SECURITIES AND EXCHANGE COMMISSION
NEW YORK REGIONAL OFFICE
BROKER-DEALER INSPECTION PROGRAM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Kosinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Kosinsky, INC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Kosinsky
Signature

President
Title

FRANK LOUIGARDE
Notary Public - State of New York
NO. 01LO6190042
Qualified in Kings County
My Commission Expires 07/07/2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William J. Chan, CPA
4205 8th Avenue
Brooklyn, New York 11232
(718) 437-1816

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010

We have audited the accompanying statement of financial condition of Joseph Kosinsky, Inc. (the "Company") as of 12/31/2014, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 12/31/2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The basic financial statements has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is the responsibility of the Company's management as per SEC Rule 17a-5. Our audit procedures included determining whether they reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented. In forming our opinion on the financial statements, we evaluated whether the financial statements, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the financial statements are fairly stated, in all material respects, in relation to the financial statements as a whole.

William J, Chan, CPA

2/15/2015

FORM X-17A-5

3/88

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [V] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010
(212) 532-8898 [13]

SEC FILE NO. 8-37792 [14]

FIRM ID. NO. 019806 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

[20]
(No. and Street)

[21] [22] [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/2014 [24]

AND ENDING (MM/DD/YY) 12/31/2014 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kosinsky, President [30]

(Area Code)—Telephone No. (212) 532-8898 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [✓] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [✓] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules *are considered integral parts of this Form and that the submission of any amendment* represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 31 day of January 2015

Manual signatures of:

1) Joseph Kosinsky President
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Chan, William, J. [70]

ADDRESS Number and Street		City	State	Zip Code
4205 8th Ave [71]		Brooklyn, [72]	NY [73]	11232 [74]

Check One

(✓) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Joseph Kosinsky, Inc., 400 Second Avenue, New York, NY 10010, (212) 333-6208 | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2014 [99]

SEC FILE NO. 8-37792 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 20,837.35 [200]		$ 20,837.35 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 20,837.35 [540]	$ [740]	$ 20,837.35 [940]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Koshnsky, Inc.
490 Second Avenue
New York, NY 10010
(212) [illegible]

as of 12/31/2014

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 20,837.35	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			20,837.35	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 20,837.35	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 20,837.35	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 20,837.35	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kosinsky, Inc.
400 Second Avenue
New York, NY 10010
as of 12/31/2014

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ -0- [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11,000 [1792]
C. Additional paid-in capital		221,500 [1793]
D. Retained earnings		(31,662.65) [1794]
E. Total		20,837.35 [1795]
F. Less capital stock in treasury		(0) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 20,837.35 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 20,837.35 [1810]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Joseph Kushelsky, Inc.
400 Second Avenue
New York, NY 10010

For the period (MMDDYY) from 01/01/2014 to 12/31/2014

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 9492.75	4240
A. Net income (loss)			(18,655.40)	4250
B. Additions (Includes non-conforming capital of	$	4262)	30,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)	0	4270
2. Balance, end of period (From item 1800)			$ 20,837.35	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Joseph Kosinsky, Inc. 400 Second Avenue New York, NY 10010 (212) 532-8838

For the period (MMDDYY) from 01/01/2014 [3932] to 12/31/2014 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	46.42	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	501.59	3995
9. Total revenue	$ 548.01	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	1,695	4195
15. Other expenses	17,508.41	4100
16. Total expenses	$ 19,203.41	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ (18,655.40)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (3404.21)	4211

Joseph Kosinsky, Inc.
Statement of Cash Flow
For the twelve Months Ended December 31, 2014

	Current Month	Year to Date
Cash Flows from operating activities		
Net Income	$ (18,655.40)	$ (18,655.40)
Adjustments to reconcile net income to net cash provided by operating activities		
Total Adjustments	0.00	0.00
Net Cash provided by Operations	(18,655.40)	(18,655.40)
Cash Flows from investing activities		
Used For		
Net cash used in investing	0.00	0.00
Cash Flows from financing activities		
Proceeds From		
Paid-in Capital	30,000.00	30,000.00
Used For		
Net cash used in financing	30,000.00	30,000.00
Net increase <decrease> in cash	$ 11,344.60	$ 11,344.60
Summary		
Cash Balance at End of Period	$ 20,837.35	$ 20,837.35
Cash Balance at Beg of Period	(12,407.43)	(9,492.75)
Net Increase <Decrease> in Cash	$ 8,429.92	$ 11,344.60

(S CORPORATION)

Notes to Financial Statements for the period ending December 2018 JK

Organization

Joseph Kosinsky, Inc. (the "Company") was incorporated in the State of New York in 1978. The Company is a member of FINRA with one (1) share issued and outstanding. Joseph Kosinsky, CEO and COO, owns 100% of all shares outstanding.

Cash and cash equivalents

The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis and revenue recognition

The Company uses the cash basis of accounting for financial statement and income tax reporting. Expenses are realized when the obligation is paid.

This summary of significant accounting policy is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. However, the Company is subject to New York State and City corporation taxes. The Company accounts for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No. 109.

JK

The Company incurred $80 of New York State and City minimum corporation taxes for the year ended December 31, 2018. The Company's effective tax rate is approximately less than 10%.

JK

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using straight line and/or accelerated methods.

Loans payable: none.

Going concern

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

Pension plans, other retirement programs, and stock options: None.

FIN..CIAL AND OPERATIONAL COMBINED UNIFORM SINGLE ..ORT

PART IIA

BROKER OR DEALER	~~Joseph Kosinsky, Inc.~~ Joseph Koslnsky, Inc. ~~400 Second Avenue~~ New York, NY 10010 (212) 532-8893	as of 12/31/2014

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—~~$2,500~~ $5,000 capital category as per Rule 15c3-1	✓	4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ -0- [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

Joseph Kosinsky, Inc.
Statement of Changes in Financial Position
For the twelve months ended December 31, 2014

		Current Month		Year To Date
Sources of Working Capital				
Net Income	$	(18,655.40)	$	(18,655.40)
Add back items not requiring working capital				
Working capital from operations		(18,655.40)		(18,655.40)
Other sources				
Paid-in Capital		30,000.00		30,000.00
Total sources		11,344.60		11,344.60
Uses of working capital				
Total uses		0.00		0.00
Net change	$	11,344.60	$	11,344.60
Analysis of componants of changes				
Increase <Decrease> in Current Assets				
Regular Checking Account 1302	$	779.83	$	779.83
Savings Account		(1.82)		(1.82)
Capital One Bank - Checking		9,565.00		9,565.00
Capital One Bank - Saving		1,001.59		1,001.59
<Increase> Decrease in Current Liabilities				
Net change	$	11,344.60	$	11,344.60

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Joseph Kosinsky 1/08/2015
Authorized Signature/Title Date

SIPC-3 2015

8-

8-037792 FINRA DEC 6/22/1987
JOSEPH KOSINSKY INC
400 SECOND AVE STE 20B
NEW YORK, NY 10010

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA"):

The above broker-dealer certifies that during the year ending December 31, 2015 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☑ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments.
If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

WILLIAM J. CHAN, CPA
4205 8TH AVENUE
BROOKLYN, NEW YORK 11232
(718) 437-1816

January 31, 2015

Joseph Kosinsky, Inc.
400 Second Avenue
New York, New York 10010

SEC # 8-37792, NASD # 19806

The firm operates pursuant to exemptive provisions of SEC Rule 15 c 3-3 (k) (1). Therefore, it is not required to calculate the following:

(h) *Computation for Determination of Reserve Requirements Pursuant to Rule 15 c 3-3.*

(i) Information Relating to the Possession or Control Requirements Under Rule 15 c 3-3.

(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15 c 3-1. No differences are noted. Computation for Determination of the Reserve Requirements under exhibit A of Rule 15 c 3-3. Exempt.

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. No difference between December 31, 2014 unaudited and audited Net Capital.

(m) Exclusion claimed from membership in SIPC under Section 78 ccc (a)(2)(A)(ii) under SIPA of 1970 and filed on January 08, 2015.

(n) A *report describing any material inadequacies found to exist or found to have* existed since the date of the previous audit. No audit difference.

William J. Chan, CPA
4205 8th Avenue
Brooklyn, NY 11232
(718) 437-1816

Joseph Kosinsky, Inc.
Member FINRA
B/D 019806

400 Second Avenue
New York, NY 10010-4054

212-532-8898

EXEMPTION REPORT PURSUANT TO RULE 51C3-3 OF THE SEC

12/31/2014

Joseph Kosinsky, Inc. operates pursuant to exemption (k)(2)(ii) of SEC Rule 15c3-3. Description of the exemption stated in the Membership Agreement.

Joseph Kosinsky, Inc. met the identified exemption provisions throughout the year ended 12/31/2014.

Joseph Kosinsky

Joseph Kosinsky, President

1/31/2015

WILLIAM J. CHAN, CPA

4205 8TH AVENUE

BROOKLYN, NY 11232

(718) 437-1816

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant To Rule 15c3-3 in which Joseph Kosinsky, Inc, (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii): (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William J. Chan, CPA
2/15/15